Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1055)

INSIDE INFORMATION

ON THE PROPOSED SPIN-OFF AND LISTING OF A NON-WHOLLY OWNED SUBSIDIARY

This announcement is made by the board of directors (the “Board”) of China Southern Airlines Company Limited (the “Company”) pursuant to Rule 13.09(2)(a) of the Rules Governing the Listing of Securities (the “Listing Rules”) on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) and the Inside Information Provisions (as defined under the Listing Rules) under Part XIVA of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

Reference is made to the announcement of the Company dated 30 November 2022 in relation to the proposed listing of China Southern Air Logistics Company Limited (南方航空物流股份有限公司) (“ China Southern Air Logistics ”), a non-wholly owned subsidiary of the Company, on the stock exchange in the People’s Republic of China (the “PRC”).

On 28 March 2023, the Company convened the 13th meeting of the ninth session of the Board and all the directors attending the meeting unanimously approved the following resolutions:

(I) Resolution Regarding the Plan on the Spin-off and Listing of the Company’s Subsidiary China Southern Air Logistics Company Limited on the Main Board of Shanghai Stock Exchange

The Board considered and approved term by term the specific plan of the Company to spin off its subsidiary, China Southern Air Logistics, to be listed on the Main Board of Shanghai Stock Exchange (the “Spin-off and Listing” or the “Spin-off”):

1.	Place of listing: the Main Board of Shanghai Stock Exchange (the “SSE”).

2.	Type of shares to be issued: RMB ordinary shares (A shares) to be listed in the PRC.

3.	Par value of shares: RMB1.00.

4.

Target subscribers: strategic investors and price inquiry parties that conform to the relevant qualification requirements of regulatory authorities such as China Securities Regulatory Commission (the “CSRC”), and natural persons, legal persons and other institutional investors that have opened securities accounts for A shares on the SSE (other than those prohibited by laws, regulations, rules and regulatory documents of the PRC).

5.

Time of issuance and listing: China Southern Air Logistics will choose an appropriate time for issuance after obtaining the approval of the SSE and the approval of the CSRC for registration. The specific date of issuance will be determined by the board of directors of China Southern Air Logistics as authorised by the general meeting of China Southern Air Logistics after the approval of the SSE and the approval of the CSRC for registration.

6.	Method of issuance: by a combination of offline placing and online capital subscription or other issuance methods as recognized by the CSRC and the SSE.

7.

Size of issuance: the final number of shares to be issued will be negotiated and determined jointly by the board of directors of China Southern Air Logistics as authorised by its general meeting and the lead underwriter(s) in accordance with the requirements of relevant regulatory authorities, the actual conditions of the securities market, the number of share capital before the issuance and the capital demand of the fund-raising project, etc.

8.

Pricing method: the issuance price will be determined by preliminarily inquiring price from price inquiry parties and negotiating by the Company with the lead underwriter(s) based on the preliminary price inquiry results, or by other means as recognized by the regulatory authorities at the time.

9.

Other matters related to the issuance: China Southern Air Logistics will further confirm and adjust the strategic placement, use of funds raised, underwriting method, over-allotment option (if applicable) and other matters related to the Spin-off and Listing based on the implementation of the plan on the Spin-off and Listing, market conditions, policy adjustment and opinions of regulatory authorities, etc.

(II)	Resolution Regarding the Proposal on the Spin-off and Listing of the Company’s Subsidiary China Southern Air Logistics Company Limited on the Main Board of Shanghai Stock Exchange

The Board has approved the Resolution Regarding the Proposal on the Spin-off and Listing of the Company’s Subsidiary China Southern Air Logistics Company Limited on the Main Board of Shanghai Stock Exchange.

(III) Resolution Regarding the Spin-off and Listing of the Company’s Subsidiary China Southern Air Logistics Company Limited on the Main Board of Shanghai Stock Exchange in Compliance with the Provisions of Relevant Laws and Regulations

The Board is of the view that, the Spin-off is subject to the provisions of the Rules on the Spin-off of Listed Companies (Trial) (《上市公司分拆規則（試行）》) (the “Spin-off Rules”) and other relevant laws and regulations. The Company, after careful self-examination and verification of its actual conditions and related matters, is of the view that from the beginning of 2020 to the end of 2022, passenger travel demands sharply declined worldwide, which significantly affected the air passenger transportation business. The Company adjusted its operation strategy in a timely manner by rescheduling and reducing the number of flights, and adopted various measures to adjust its production and operation, such as optimizing the allocation of traffic capacity, reducing operation costs, and expanding other businesses’ income channels. However, due to the force majeure, the Company’s operation suffered a relatively significant impact and incurred losses. In view of the factors aforementioned, the Company has complied with the requirements of the Spin-off Rules, except for certain financial indicators required therein.

(IV) Resolution Regarding the Spin-off and Listing of the Company’s Subsidiary China Southern Air Logistics Company Limited on the Main Board of Shanghai Stock Exchange which Benefits the Safeguarding of the Legal Rights and Interests of Shareholders and Creditors

The Board is of the view that, the Spin-off and Listing benefits the safeguarding of the legal rights and interests of the shareholders and creditors of the Company.

(V) Resolution Regarding the Ability to Maintain Independence and Sustainable Operation of the Company

The Board is of the view that, the Company has the ability to maintain its independence and sustainable operation after the Spin-off and Listing.

(VI) Resolution Regarding the Ability of China Southern Air Logistics Company Limited to Implement Regulated Operation

The Board is of the view that, upon the completion of the Spin-off and Listing, China Southern Air Logistics has the ability to implement regulated operation.

(VII) Resolution Regarding the Explanation on the Completeness of and Compliance with Statutory Procedures of the Spin-off and Listing and the Validity of Legal Documents Submitted

The Board is of the view that, the statutory procedures performed for the Spin-off and Listing are complete and in compliance with relevant laws, regulations, regulatory documents and the Articles of Association of the Company, and the legal documents submitted by the Company for the Spin-off and Listing are legal and valid.

(VIII) Resolution Regarding the Analysis on the Backgrounds and Objectives, Commercial Reasonableness, Necessity and Feasibility of the Spin-off and Listing

The Board is of the view that, the Spin-off and Listing has commercial reasonableness, necessity and feasibility.

(IX) Resolution Regarding the Spin-off and Listing of the Company’s Subsidiary China Southern Air Logistics Company Limited on the Main Board of Shanghai Stock Exchange which will not Provide Shareholders of the Company with Assured Entitlement

The Board is of the view that, the Spin-off and Listing and the non-provision to the shareholders of the Company with assured entitlement are in line with the requirements of existing laws and regulations, are fair and reasonable, and are in the interests of the Company and its shareholders as a whole. The Board has approved that the Company should apply to the Stock Exchange for a waiver in this regard.

(X) Resolution Regarding the Authorisation by the General Meeting to the Board and its Authorised Persons to Deal with Matters Relating to the Spin-off and Listing at Their Full Discretion

In order to promote matters related to the Spin-off and Listing in a legal and efficient manner and ensure the smooth progress of the Spin-off and Listing, the Board agrees to propose to the general meeting to authorise the Board and its authorised persons to deal with matters relating to the Spin-off at their full discretion, including but not limited to the following:

1.

The Board and its authorised persons are authorised to exercise, at their full discretion, shareholders’ rights in China Southern Air Logistics on behalf of the Company to make the resolutions in relation to the matters concerning the Spin-off of China Southern Air Logistics, which shall be resolved at the general meeting of the Company (other than resolutions that must be resolved at the general meeting as required by laws and regulations).

2.	The Board and its authorised persons are authorised to adjust and modify the matters and plans relating to the Spin-off based on the specific conditions.

3.

The Board and its authorised persons are authorised to deal with various matters in connection with the Spin-off, including but not limited to submission of relevant applications to the Stock Exchange, the state-owned assets supervision and administration authorities (if applicable), the CSRC, the SSE and other relevant authorities, communication with the state-owned assets supervision and administration authorities and securities regulatory authorities in respect of the matters relating to application of the Spin-off and Listing, and adjustment to and modification of the matters relating to the Spin-off and Listing in accordance with the requirements of the state-owned assets supervision and administration authorities and securities regulatory authorities.

4.

The Board and its authorised persons are authorised to decide on other specific matters in connection with the Spin-off, including but not limited to engagement of relevant intermediaries, execution, delivery and receipt of necessary agreements and legal documents, and relevant information disclosure in accordance with applicable regulatory rules.

The above authorization shall be valid for a period of 24 months from the date of consideration and approval of this resolution at the general meeting of the Company.

The resolutions related to the Spin-off and Listing have been approved in advance by the independent non-executive directors of the Company.

(XI) Resolution Regarding the Proposal on the Convening of the First Extraordinary General Meeting in 2023

The Board has approved to propose to the Company to convene the First Extraordinary General Meeting in 2023 in due course regarding matters related to the Spin-off and Listing, and to submit the resolutions (I), (II), (III), (IV), (V), (VI), (VII), (VIII) and (X) to the First Extraordinary General Meeting in 2023 for consideration. The Board has also approved to propose to the First Extraordinary General Meeting in 2023 to authorize the office of the Board to be specifically responsible for the preparation of the First Extraordinary General Meeting in 2023.

Shareholders of the Company should be aware that the Spin-off will constitute a spin-off within the meaning of Practice Note 15 of the Listing Rules and will be subject to the approval of the Stock Exchange. Further announcements regarding the Spin-off will be made by the Company as and when appropriate and/or in accordance with applicable requirements of the Listing Rules.

Shareholders of the Company and potential investors are advised that the Spin-off and Listing is subject to, among other things, the approval of the relevant authorities (including but not limited to the CSRC, the SSE and the Stock Exchange) and the approval of the shareholders of the Company and China Southern Air Logistics. Accordingly, there is no assurance that the Spin-off and Listing will take place or as to when the Spin-off and Listing may take place. Shareholders of the Company and potential investors should therefore exercise caution when dealing in the securities of the Company.

By order of the Board China Southern Airlines Company Limited Chen Wei Hua and Liu Wei Joint Company Secretaries

Guangzhou, the People’s Republic of China

28 March 2023

As at the date of this announcement, the Directors include Ma Xu Lun, Han Wen Sheng and Luo Lai Jun as executive Directors; and Liu Chang Le, Gu Hui Zhong, Guo Wei and Cai Hong Ping as independent non-executive Directors.